Exhibit 99.1

Hesai Group Reports First Quarter 2025 Unaudited Financial Results

Quarterly net revenues were RMB525.3 million (US$72.4 million)1

Quarterly lidar shipments were 195,818 units

SHANGHAI, China, May 26, 2025 (GLOBE NEWSWIRE) -- Hesai Group (“Hesai” or the “Company”), (NASDAQ: HSAI), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announced its unaudited financial results for the three months ended March 31, 2025.

Management Remarks

“Hesai was ranked as the world’s No.1 automotive lidar company by revenue market share for the fourth consecutive year in 2024, according to Yole Group—affirming our industry leadership. 2025 is off to a strong start, and we are ready to build on this momentum,” said Yifan “David” Li, Hesai’s Co-Founder and CEO. “At the 2025 Shanghai Auto Show, one thing was clear—OEMs are all-in on intelligent driving. Our three core beliefs for lidar echo this vision—safety is not optional, never second-best, and without limits. Our ADAS lidar brings these values to life and continues to secure major design wins with new deals signed recently with Chery, Great Wall Motor, Zeekr, and Geely. Internationally, we’ve made rapid progress by securing a new development project with a Top 5 global Tier 1 supplier headquartered in Japan. We also empowered the Robotaxi industry as the main lidar supplier for next-generation fleets from Baidu Apollo Go, DiDi, Pony.ai, and WeRide, while supporting the global expansion of some partners into key overseas markets. Beyond transportation, we believe every robot needs lidar as a foundational 3D sensor. Our JT series has emerged as a key enabler in this space, attracting strong interest from a wide range of Robotics customers. With accelerating adoption and expanding opportunities across the ADAS and Robotics segments, we are confident in our ability to scale our reach and unlock even greater growth in the quarters to come.”

“In the first quarter of 2025, we delivered strong financial and operational results, with net revenues growing nearly 50% year-over-year,” said Mr. Andrew Fan, Hesai’s CFO. “We shipped close to 200,000 lidar units—more than triple the volume from the same period last year. Notably, we significantly narrowed our net loss by 84% year-over-year to RMB17.5 million (US$2.4 million), while remaining Non-GAAP2 profitable for the quarter—a result that exceeded our earlier guidance and stands out given that the first quarter is typically a seasonally slower period.”

“With a solid foundation in place and accelerating demand across both ADAS and Robotics, we are well positioned to maintain growth momentum and remain on track to hit our full-year profitability target, despite a dynamic tariff environment.”

•	Business Updates:

o	Global:

▪	Secured a new development project, specifically a Proof of Concept (POC) program, with a Top 5 global Tier 1 supplier headquartered in Japan—marking their first inclusion in Hesai’s client portfolio.
▪	Hesai has been actively driving five POC programs with four top global OEMs and Tier 1 suppliers across Europe and Japan, with three successfully completed in the first quarter of 2025.

1 All translations from RMB to USD for the first quarter of 2025 were made at the exchange rate of RMB7.2567 to US$1.00, the exchange rate on March 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board.

2 See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” included in this release for further details.

o	Domestic:

▪	Secured ADAS design wins with 23 OEMs globally across over 120 vehicle models, including recent new model design wins with:

•	Chery (EV brand, iCAR)
•	Great Wall Motor (EV brand, ORA)
•	Zeekr (multiple top-selling models)
•	Geely (an upcoming model)

▪	In May, Li Auto’s entire L series EV lineup integrated Hesai’s ATL lidar—a specialized variant of the ATX—as a standard configuration, delivering sharp 3D perception that’s best in its category.
▪	The ATX lidar has secured design wins with 12 OEMs to date, with mass production ramping up and close to 40,000 units shipped in Q1 2025.
▪	Empowered the Robotaxi industry as the main lidar supplier for next-generation fleets from Baidu Apollo Go, DiDi, Pony.ai, and WeRide, while supporting the global expansion of some partners into key overseas markets.
▪	Expanded partnership with a leading smart home robotics company in China, under which the Company will provide 300,000 units of JT Robotics lidars over the next 12 months.

•	Product Updates:

o	New Products:

▪	AT1440: World’s highest-channel-count automotive lidar, delivering ultra-high-definition point clouds at over 34 million points per second—providing over 45 times the point cloud density of mainstream automotive lidars.
▪	FTX: Next-generation solid-state lidar for blind spot detection, with a 180° × 140° field of view—the widest in its class, twice the resolution of its predecessor, FT120, and 40% smaller window for easier integration.
▪	ETX: Purpose-built for L3 with the world’s longest detection range of up to 400 meters at 10% reflectivity.

o	New Solutions: Unveiled the Infinity Eye (千厘眼) Lidar Solution for L2 to L4 autonomous driving systems through three tailored configurations:

▪	Infinity Eye A: Built for high-level L4 autonomous systems, supported by four AT1440 main lidars and four FTX lidars for 360-degree coverage.
▪	Infinity Eye B: Designed for L3 conditional autonomy, featuring one ETX main lidar paired with two FTX lidars.
▪	Infinity Eye C: Tailored for L2 ADAS applications, using one compact yet powerful ATX main lidar.

Hesai Announces Successful Resolution of All IP Related Litigation Against It, Reaffirms Its Unwavering Commitment to Innovation and R&D

Hesai today proudly announced that all existing intellectual property (IP) actions brought against it by competitors have been dismissed without any conditions, financial settlement or injunctive relief entered against it. This outcome reaffirms the strength of Hesai’s intellectual property position, the robustness of its legal strategy and Hesai’s market leadership position based on its innovations.

In April 2023, Ouster initiated legal proceedings against Hesai in both the U.S. District Court for the District of Delaware and the United States International Trade Commission (ITC), alleging patent infringement and seeking damages and injunctive relief. In response, the Company immediately took firm legal action to defend its rights. In May 2023, Hesai filed for arbitration to enforce the terms of a prior Settlement Agreement. In response, the ITC terminated its investigation without imposing any conditions or settlement terms. In March of this year, the arbitration tribunal issued a confidential interim decision, finding that Ouster was subject to the Settlement Agreement. As a result, the District Court of Delaware recently dismissed Ouster’s patent infringement case without any conditions, financial settlement or injunctive relief imposed.

“This marks the end of all existing IP-related actions against us and validates our long-standing efforts to develop and protect our proprietary technologies. We are proud that the strength of our IP portfolio and research and development has withstood legal scrutiny and prevailed,” said Yifan “David” Li, Hesai’s Co-Founder and CEO.

With the largest IP portfolio and biggest R&D team among industry peers by the end of 2024, Hesai continues to lead the sector in innovation. “Our deep passion for technological advancement and our unwavering commitment to research and development are the foundation of our business, which has given us a powerful technological edge—and no amount of legal maneuvering can undo that,” added Dr. Li.

"As we move forward, Hesai remains focused on what we do best: innovating, building and delivering world-class solutions for our partners and customers across the globe," concluded Dr. Li.

Operational Highlights

Three months ended March 31, 2025
ADAS lidar shipments	146,087
Robotics lidar shipments	49,731
Total lidar shipments	195,818

•	Q1 2025 ADAS lidar shipments were 146,087 units, representing an increase of 178.5% from 52,462 units in the corresponding period of 2024.
•	Q1 2025 Total lidar shipments were 195,818 units, representing an increase of 231.3% from 59,101 units in the corresponding period of 2024.

Financial Highlights for the First Quarter of 2025

(in RMB millions, except for per ordinary share data and percentage)

	Q1 2025	Q1 2024	% Change
Net revenues	525.3	359.1	46.3%
Gross margin	41.7%	38.8%	/
Loss from operations	(33.4)	(138.5)	-75.8%
Non-GAAP loss from operations	(7.3)	(100.7)	-92.8%
Net loss	(17.5)	(106.9)	-83.6%
Non-GAAP net income/(loss)	8.6	(69.1)	/
Net loss per ordinary share – basic and diluted	(0.13)	(0.84)	-84.5%
Non-GAAP net income/(loss) per ordinary share	0.07	(0.54)	/
Diluted non-GAAP net income/(loss) per ordinary share	0.06	(0.54)	/

•	Net revenues were RMB525.3 million (US$72.4 million) for the first quarter of 2025, representing an increase of 46.3% from RMB359.1 million for the same period of 2024. Product revenues were RMB510.7 million (US$70.4 million) for the first quarter of 2025, representing an increase of 44.7% from RMB353.0 million for the same period of 2024. The year-over-year increase was mainly attributable to increased revenues from sales of ADAS lidar products due to robust demand in China. Service revenues were RMB14.6 million (US$2.0 million) for the first quarter of 2025, representing an increase of 139.3% from RMB6.1 million for the same period of 2024. The year-over-year increase was driven by an increase in revenue from non-recurring engineering services.

•	Cost of revenues was RMB306.1 million (US$42.2 million) for the first quarter of 2025, representing an increase of 39.2% from RMB219.9 million for the same period of 2024.

•	Gross margin was 41.7% for the first quarter of 2025, compared with 38.8% for the same period of 2024. The year-over-year increase was due to effective cost and scale optimization on both ADAS and Robotics lidars.

•	Sales and marketing expenses were RMB50.5 million (US$7.0 million) for the first quarter of 2025, representing an increase of 20.5% from RMB42.0 million for the same period of 2024. The increase was mainly driven by an increase in payroll expenses of RMB11.1 million (US$1.5 million).

•	General and administrative expenses were RMB54.1 million (US$7.5 million) for the first quarter of 2025, representing a decrease of 21.3% from RMB68.8 million for the same period of 2024. The decrease was mainly driven by a decrease in share-based compensation expenses of RMB10.7 million (US$1.5 million).

•	Research and development expenses were RMB183.3 million (US$25.3 million) for the first quarter of 2025, representing a decrease of 5.7% from RMB194.4 million for the same period of 2024. The year-over-year decrease was mainly due to a decrease in rental expenses of RMB6.4 million (US$0.9 million) and depreciation and amortization expenses of RMB2.9 million (US$0.4 million).

•	Loss from operations was RMB33.4 million (US$4.6 million) for the first quarter of 2025, representing a decrease of 75.8% from RMB138.5 million for the same period of 2024. Excluding share-based compensation expenses, non-GAAP loss from operations for the first quarter of 2025 was significantly narrowed from RMB100.7 million for the first quarter of 2024 to RMB7.3 million (US$1.0 million).

•	Net loss was RMB17.5 million (US$2.4 million) for the first quarter of 2025, representing a decrease of 83.6% from RMB106.9 million for the same period of 2024. Excluding share-based compensation expenses, non-GAAP net income was RMB8.6 million (US$1.2 million) for the first quarter of 2025, compared with non-GAAP net loss of RMB69.1 million for the same period of 2024.

•	Net loss attributable to ordinary shareholders of the Company was RMB17.5 million (US$2.4 million) for the first quarter of 2025, compared with RMB106.9 million for the same period of 2024. Excluding share-based compensation expenses, non-GAAP net income attributable to ordinary shareholders of the Company was RMB8.6 million (US$1.2 million) for the first quarter of 2025, compared with non-GAAP net loss attributable to ordinary shareholders of the Company of RMB69.1 million for the same period of 2024.

•	Basic and diluted net loss per ordinary share were RMB0.13 (US$0.02) for the first quarter of 2025. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB0.07 (US$0.01) and RMB0.06 (US$0.01), respectively, for the first quarter of 2025.

•	Cash and cash equivalents, restricted cash and short-term investments were RMB2,860.7 million (US$394.2 million) as of March 31, 2025, compared with RMB3,204.8 million as of December 31, 2024.

Business Outlook

For the second quarter of 2025, the Company expects net revenues to be between RMB680 million (US$93.7 million) and RMB720 million (US$99.2 million), representing a year-over-year increase of approximately 48% to 57%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on May 26, 2025 (9:00 AM Beijing/Hong Kong Time on May 27, 2025).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	Hesai Group First Quarter 2025 Earnings Conference Call
Pre-registration Link:	https://s1.c-conf.com/diamondpass/10046747-c2nt84.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://investor.hesaitech.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until June 03, 2025, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
China Mainland:	400-120-9216
Replay PIN:	10046747

About Hesai

Hesai Technology (Nasdaq: HSAI) is a global leader in lidar solutions. The company’s lidar products enable a broad spectrum of applications including passenger and commercial vehicles ("ADAS"), as well as autonomous driving vehicles and robotics and other non-automotive applications such as last-mile delivery robots and AGVs ("Robotics"). Hesai seamlessly integrates its in-house manufacturing process with lidar R&D and design, enabling rapid product iteration while ensuring high performance, high quality and affordability. The company’s commercially validated solutions are backed by superior R&D capabilities across optics, mechanics, and electronics. Hesai has established offices in Shanghai, Palo Alto and Stuttgart, with customers spanning more than 40 countries.

Use of Non-GAAP Financial Measures

To supplement Hesai's consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the SEC: income/loss from operation excluding share-based compensation expenses, net profit/loss excluding share-based compensation expenses, net profit/loss attributable to ordinary shareholders excluding share-based compensation, and per ordinary share net income/loss attributable to ordinary shareholders excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to Hesai's historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP financial measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2567 to US$1.00, the exchange rate on March 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS and Robotics industries; the market for and adoption of lidar and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirement; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Hesai Group

Yuanting “YT” Shi, Head of Capital Markets

Email: ir@hesaitech.com

Christensen Advisory
Tel: +86-10-5900-1548
Email: hesai@christensencomms.com

Source: Hesai Group

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data and otherwise noted)

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,838,966	2,826,605	389,517
Restricted cash	3,594	3,589	495
Short-term investments	362,195	30,482	4,201
Notes receivables	22,341	20,579	2,836
Accounts receivable, net	765,027	957,644	131,967
Contract assets	9,909	9,909	1,365
Amounts due from related parties	5,039	5,036	694
Inventories	482,137	489,974	67,520
Prepayments and other current assets, net	193,448	212,088	29,227
Total current assets	4,682,656	4,555,906	627,822
Non-current assets:
Property and equipment, net	944,218	980,286	135,087
Long-term investments	31,798	31,787	4,380
Intangible assets, net	76,554	79,763	10,992
Land-use rights, net	39,879	39,663	5,466
Operating lease right-of-use assets	114,260	81,928	11,290
Other non-current assets	100,246	58,049	7,999
Total non-current assets	1,306,955	1,271,476	175,214
TOTAL ASSETS	5,989,611	5,827,382	803,036
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	345,253	280,266	38,622
Note payable	10,096	53,982	7,439
Accounts payable	345,011	346,867	47,800
Contract liabilities	32,994	26,978	3,718
Amounts due to related parties	335,253	5,335	735
Accrued warranty liability	43,607	48,180	6,639
Accrued expenses and other current liabilities	516,726	360,743	49,712
Total current liabilities	1,628,940	1,122,351	154,665
Non-current liabilities
Long-term borrowings	269,438	300,288	41,381
Lease liabilities	98,370	69,796	9,618
Other non-current liabilities	61,132	57,813	7,967
Total non-current liabilities	428,940	427,897	58,966
TOTAL LIABILITIES	2,057,880	1,550,248	213,631

Shareholders’ equity
Class A Ordinary shares	19	17	2
Class B Ordinary shares	70	73	11
Additional paid-in capital	7,577,113	7,615,445	1,049,436
Subscription receivables	(292,721)	-	-
Accumulated other comprehensive income	56,975	88,873	12,247
Accumulated deficit	(3,409,725)	(3,427,274)	(472,291)
TOTAL SHAREHOLDERS’ EQUITY	3,931,731	4,277,134	589,405
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,989,611	5,827,382	803,036

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except share and per share data and otherwise noted)

	Three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net revenues	359,120	525,302	72,389
Cost of revenues	(219,898)	(306,067)	(42,177)
Gross profit	139,222	219,235	30,212
Operating expenses:
Sales and marketing expenses	(41,964)	(50,546)	(6,965)
General and administrative expenses	(68,767)	(54,087)	(7,453)
Research and development expenses	(194,402)	(183,305)	(25,260)
Other operating income, net	27,456	35,256	4,858
Total operating expenses	(277,677)	(252,682)	(34,820)
Loss from operations	(138,455)	(33,447)	(4,608)
Interest income	32,795	20,521	2,828
Interest expenses	(2,286)	(5,007)	(690)
Foreign exchange income/(loss), net	1,493	1,024	141
Other loss, net	(212)	(694)	(96)
Net loss before income tax and share of loss in equity method investments	(106,665)	(17,603)	(2,425)
Income tax benefit/(expense)	(248)	67	9
Share of loss in equity method investment	(12)	(12)	(2)
Net loss	(106,925)	(17,548)	(2,418)
Net loss attributable to ordinary shareholders of the Company	(106,925)	(17,548)	(2,418)
Net loss per share:
Basic and diluted	(0.84)	(0.13)	(0.02)
Weighted average ordinary shares used in calculating net loss per share:
Basic and diluted	127,336,569	131,456,631	131,456,631
Net loss	(106,925)	(17,548)	(2,418)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	3,088	31,898	4,396
Comprehensive income/(loss), net of tax of nil	(103,837)	14,350	1,978

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Loss from operations	(138,455)	(33,447)	(4,609)
Add: Share-based compensation expenses	37,800	26,185	3,608
Non-GAAP loss from operations	(100,655)	(7,262)	(1,001)

Net loss	(106,925)	(17,548)	(2,418)
Add: Share-based compensation expenses	37,800	26,185	3,608
Non-GAAP net income/(loss)	(69,125)	8,637	1,190

Net loss attributable to ordinary shareholders of the Company	(106,925)	(17,548)	(2,418)
Add: Share-based compensation expenses	37,800	26,185	3,608
Non-GAAP net income/(loss) attributable to ordinary shareholders of the Company	(69,125)	8,637	1,190

Weighted average shares used in calculating net earnings/(loss) per share
Basic	127,336,569	131,456,631	131,456,631
Diluted	127,336,569	138,705,035	138,705,035

Non-GAAP net earnings/(loss) per share
Basic	(0.54)	0.07	0.01
Diluted	(0.54)	0.06	0.01